SECURITIES AND EXCHANGE COMMISSION
RECEIVED

09042348

SEP 1 2009

DIVISION OF MARKET REGULATION

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37775

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X Clarke & Co.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elmer Detres (212) 200-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

RECEIVED
FEB 27 2009
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

FOR OFFICIAL USE ONLY

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
G.X. Clarke & Co.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2008 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash		$ 8,416,000
Receivables from brokers and dealers		78,071,000
Receivables from customers		194,012,000
Receivables under reverse repurchase agreements		96,854,000
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $590,483,000):		
U.S. Treasury obligations	$ 327,633,000	
U.S. Government agency obligations	205,122,000	
Agency mortgage-backed obligations	65,729,000	598,484,000
Interest receivable on trading assets		5,289,000
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $237,000		1,190,000
Other assets		1,389,000
TOTAL ASSETS		$ 983,705,000
LIABILITIES AND PARTNERS' EQUITY		
Payables to brokers and dealers		$ 357,690,000
Payables to customers		7,637,000
Payables under repurchase agreements		77,940,000
Trading liabilities, at fair value		
U.S. Treasury obligations	$ 283,482,000	
U.S. Government agency obligations	199,045,000	
Agency mortgage-backed obligations	1,833,000	484,360,000
Interest payable on trading liabilities		3,499,000
Other liabilities and accrued expenses		15,532,000
		946,658,000
Subordinated liabilities		6,000,000
PARTNERS' EQUITY		31,047,000
TOTAL LIABILITIES AND PARTNERS' EQUITY		$ 983,705,000

See notes to financial statement.

1. INTRODUCTION AND BASIS OF PRESENTATION

Description of Business - G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Presentation - The statement of financial condition of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company to make certain estimates and assumptions, including those regarding trading assets, trading liabilities and certain accrued liabilities that may affect the amounts reported in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Transactions - Securities transactions involving U.S. Government and agency securities, including mortgage-backed securities, are reported at fair value on a trade date basis. Principal transactions revenue represents net spreads on principal transactions and unrealized gains and losses on proprietary trading accounts.

Trading Assets and Trading Liabilities - The Company's trading activities consist primarily of securities trading and securities financing transactions in connection with U.S. Government and agency securities, including mortgage-backed securities. Trading assets and trading liabilities, including derivatives (futures and forwards), used in the Company's trading activities are recorded on a trade date basis at fair value. Derivative instruments are used solely to manage risk exposures in trading inventory.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157 in 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The fair values of trading assets and trading liabilities are based on quoted external sources (e.g., observable market prices, observable market parameters, price quotation services, etc.), internal sources (e.g., dealer price quotations for similar instruments) or estimates made in good faith by management based on available information. A substantial percentage of the fair value of the Company's trading assets and trading liabilities is based on observable market prices.

Securities Financing Transactions – Receivables under reverse repurchase agreements, payables under repurchase agreements and securities borrowed and loaned transactions are used to acquire securities for settlement and to finance trading inventory positions. These agreements are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The collateral is valued daily, and accordingly, the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

Substantially all receivables under reverse repurchase agreements and payables under repurchase agreements are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain receivables under reverse repurchase agreements and payables under repurchase agreements balances with the same counterparty on the accompanying statement of financial condition. All firm-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are disclosed parenthetically in trading assets at fair value on the accompanying statement of financial condition.

Receivables from and Payables to Brokers and Dealers – The amounts shown represent amounts receivable from and payable to brokers and dealers in connection with U.S. Government and agency securities, including mortgage-backed securities, transactions. Receivables from brokers and dealers primarily include amounts receivable for securities sold but not delivered by the Company by settlement date ("fails-to-deliver"), net receivables arising from unsettled trades and bonds borrowed transactions. Payables to brokers and dealers primarily include amounts payable for securities purchased but not received by the Company by settlement date ("fails-to-receive"), net payables arising from unsettled trades and bonds loaned transactions. Due to their short-term nature, receivables from and payables to brokers and dealers approximate fair value.

Receivables from and Payables to Customers - The amounts shown represent amounts receivable from and payable to customers in connection with U.S. Government and agency securities, including mortgage-backed securities, transactions. Receivables from customers primarily include amounts receivable for securities sold but not delivered by the Company by settlement date ("fails-to-deliver"). Payables to customers primarily include amounts payable for securities purchased but not received by the Company by settlement date ("fails-to-receive"). Due to their short-term nature, receivables from and payables to customers approximate fair value.

Office Equipment and Leasehold Improvements - Office equipment and leasehold improvements are recorded at net amortized cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease. At December 31, 2008, office equipment and leasehold improvements consisted of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Office Equipment	$531,000	$151,000	$380,000
Leasehold Improvements	896,000	86,000	810,000
Total	$1,427,000	$237,000	$1,190,000

Income Taxes - The Company is treated as a partnership for U.S. federal tax purposes. It is not required to include a provision for federal or state income taxes as each partner is responsible for their pro rata share of taxable income or loss on their respective tax returns.

Accounting Developments - In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109"* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.

In December 2008, the FASB issued FASB Staff Position FIN48-3, *"Effective Date of FIN No. 48 for Nonpublic Entities,"* ("FSP FIN No. 48-3") which defers the effective date of FIN No. 48 for certain nonpublic enterprises for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FIN No. 48 will have a material impact, if any, on its statement of financial condition.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active"* ("FSP FAS 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the statement of financial condition of the Company.

3. TRADING ASSETS AT FAIR VALUE AND TRADING LIABILITIES AT FAIR VALUE

At December 31, 2008 the Company held trading assets at fair value and trading liabilities at fair value in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, as follows:

Trading Assets, at Fair Value

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury Obligations	89,070,000	116,988,000	121,575,000	327,633,000
U.S. Government Agency Obligations	28,236,000	88,178,000	88,708,000	205,122,000
Agency Mortgage-Backed Obligations	61,000	516,000	65,152,000	65,729,000
Total	117,367,000	205,682,000	275,435,000	598,484,000

Trading Liabilities, at Fair Value

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury Obligations	(63,957,000)	(109,712,000)	(109,813,000)	(283,482,000)
U.S. Government Agency Obligations	(10,206,000)	(150,929,000)	(37,910,000)	(199,045,000)
Agency Mortgage-Backed Obligations	-	-	(1,833,000)	(1,833,000)
Total	(74,163,000)	(260,641,000)	(149,556,000)	(484,360,000)

Included in the $65,152,000 of agency mortgage-backed obligations with maturity dates of five years or longer within trading assets is $1,090,000 of unrealized gains on forward sales of "to be announced" mortgage securities (i.e. securities having a stated coupon and term to maturity, although the issuer and/or the specific pool of mortgage loans is not known at the time of the transaction). The contractual or notional amount of such securities was $298,856,000. Included in the $1,833,000 of agency mortgage-backed obligations with maturity dates of five years or longer within trading liabilities is $1,711,000 of unrealized losses on forward sales of "to be announced" mortgage securities. The contractual or notional amount of such securities was $349,968,000.

In accordance with SFAS No. 157, the Company has categorized its trading assets and trading liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Trading assets and trading liabilities recorded on the accompanying statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Trading assets and trading liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access (for example, U.S. Treasury obligations and certain U.S. Government and agency securities).

Level 2: Trading assets and trading liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (for example, mortgage-backed securities and certain agency securities). Level 2 inputs include:
a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset.

Level 3: Trading assets and trading liabilities whose prices are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. The Company had no Level 3 trading assets or trading liabilities as of December 31, 2008.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those trading assets and trading liabilities measured at fair value as of December 31, 2008:

	Level 1	Level 2	Total
Trading Assets			
U.S. Treasury obligations	$ 327,633,000	$ -	$ 327,633,000
U.S. Government agency obligations	103,750,000	101,372,000	205,122,000
Agency mortgage-backed obligations	-	65,729,000	65,729,000
	$ 431,383,000	$ 167,101,000	$ 598,484,000
Trading Liabilities			
U.S. Treasury obligations	$ (283,482,000)	$ -	$ (283,482,000)
U.S. Government agency obligations	(195,777,000)	(3,268,000)	(199,045,000)
Agency mortgage-backed obligations	-	(1,833,000)	(1,833,000)
	$ (479,259,000)	$ (5,101,000)	$ (484,360,000)

4. COLLATERALIZED TRANSACTIONS

The Company pledges trading assets to collateralize repurchase agreements. At December 31, 2008, on a settlement date basis, trading assets of $35,688,000 were pledged as collateral under repurchase agreements. The Company additionally pledges collateral from trading assets in connection with certain securities for securities transactions in which the Company is the borrower. At December 31, 2008, the Company had pledged securities with a market value of approximately $554,795,000. The counterparty has the right to repledge the collateral in connection with these transactions. In total, $590,483,000 of trading assets have been pledged as collateral and have been separately classified on the accompanying statement of financial condition.

At December 31, 2008, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements and certain securities for securities transactions with brokers and dealers. The fair value of such collateral at December 31, 2008, was approximately $931,894,000. In the normal course of business this collateral is used by the Company to cover trading liabilities and to obtain financing in the form of repurchase agreements, securities loaned transactions and secured bank loans. At December 31, 2008, substantially all of the above collateral had been delivered against trading liabilities or repledged by the Company to obtain financing.

5. DEFINED CONTRIBUTION 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($15,500 for calendar year 2008). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $13,800 or 6% of participating partners' or employees' compensation.

6. COMMITMENTS AND CONTINGENCIES

Leases and Commitments

At December 31, 2008, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31		Amount
2009	$	569,000
2010		572,000
2011		602,000
2012		579,000
2013		579,000
Thereafter		1,449,000
	$	4,350,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Commitments to Purchase Securities

Trading liabilities represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of trading liabilities may exceed the amounts recognized on the accompanying statement of financial condition.

7. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Government and agency securities, including mortgage-backed securities, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital requirements of Section 402.2 provide that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2008, the Company had liquid capital of $34,277,000, excess liquid capital (as defined) of $29,592,000 and total haircuts of $3,904,000. The Company's ratio of liquid capital to total haircuts was 8.78 to 1.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Government and agency securities, including mortgage-backed securities, the Company is engaged in various securities trading, borrowing and lending activities servicing primarily institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Credit Committee administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

In the normal course of business, the Company enters into transactions involving futures contracts and forward sales of "to be announced" mortgage securities for trading purposes and to manage the Company's exposure to market and other risks. This activity is transacted on a margin basis through a futures commission merchant. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

Concentrations of Credit Risk - The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Trading assets consist of U.S. Treasury, Government and agency securities, including mortgaged-backed securities, as well as interest receivable on those securities, which in the aggregate, represent approximately 61% of the Company's total assets as of December 31, 2008. The Company also had receivables from customers and receivables from brokers and dealers that represented 20% and 8%, respectively, of total assets as of December 31, 2008. In addition, all of the collateral held by the Company for resale agreements, which represent 10% of the Company's total assets at December 31, 2008, consists of securities issued by the U.S. Government or agencies.

9. SUBORDINATED LIABILITIES

At December 31, 2008, the Company had subordinated loan agreements outstanding totaling $6,000,000 with thirteen partners, one former partner, three employees and one former employee of the Company. The loans pay variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2009, 2010, 2011, 2012, and 2013.

Of the total $6,000,000 in subordinated loans, $5,919,000 of these loans are available to the Company in computing its liquid capital pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2009

G.X. Clarke & Co.
10 Exchange Place – Suite 1005
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of G.X. Clarke & Co. as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2, in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Section 404.5; and (3) determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Partners, management, the Department of Treasury, Financial Industry Regulatory Authority, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 26, 2009
Securities and Exchange Commission
Northeast Regional Office
3 World Financial Center
Room 4300
New York, NY 10281-1022
Attn: Ramona Lopez

Dear Ms. Lopez:

In order that our client, G.X. Clarke & Co., may comply with your filing requirements, we enclose the following reports:

1 copy	Financial Statements and Supplemental Schedules for the year ended December 31, 2008, together with the appropriate affirmation with our opinion thereon dated February 25, 2009 and our Supplemental Report on Internal Control dated February 25, 2009.
1 copy	Statement of Financial Condition as of December 31, 2008, together with our opinion thereon dated February 25, 2009 and our Supplemental Report on Internal Control dated February 25, 2009.

Yours truly,

Thomas Graham

Thomas Graham
Partner

Enclosures

RECEIVED
FEB 27 2009
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

Please indicate receipt of the enclosures by signing below and returning the signed letter in the enclosed business reply envelope.

____